UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2008.
Commission File Number: 001-31221
Total number of pages: 5

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☑       No ☐
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

Information furnished in this form:

1.	Report of the 17th Ordinary General Meeting of Shareholders

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: June 27, 2008	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai
Head of Investor Relations

June 20, 2008
To Shareholders
NTT DoCoMo, Inc.
11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo
Ryuji Yamada
President and CEO
REPORT OF THE 17TH ORDINARY GENERAL MEETING OF SHAREHOLDERS
Dear Shareholders:
We wish to inform you of the outcome of our 17th Ordinary General Meeting of Shareholders held on the date hereof.
Matters reported:
1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 17th Fiscal Year (from April 1, 2007 to March 31, 2008).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors.
The substance of the foregoing financial statements was reported at this meeting.
Matters resolved:

Item 1:
Appropriation of Retained Earnings

The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,400 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 4,800 yen per share.

Item 2:
Repurchase of Shares

The proposed repurchase of shares was approved at this meeting, and it was decided to allow the Company to repurchase, through the delivery of cash, up to 0.9 million shares of common stock, up to an aggregate price of 150 billion yen, within one year starting from June 21, 2008.

Item 3:
Partial Amendment to the Articles of Incorporation

The proposed partial amendment to the Articles of Incorporation was approved at this meeting, and it was decided to amend terms of Article 11 and newly create Article 3, which is a supplementary provision to terminate the fractional share system, effective on August 1, 2008, and to amend the numbering of subsequent articles in conjunction with the creation of Article 3.

Item 4:
Election of 13 Directors

As proposed, eight Directors, Ryuji Yamada, Kiyoyuki Tsujimura, Masatoshi Suzuki, Harunari Futatsugi, Bunya Kumagai, Kazuto Tsubouchi, Takashi Tanaka and Masao Nakamura were reelected and reappointed, and five Directors, Hiroshi Matsui, Kaoru Kato, Mitsunobu Komori, Katsuhiro Nakamura and Hiroshi Tsujigami were newly elected and appointed.

Item 5:	Election of 2 Corporate Auditors As proposed, Kenichi Aoki and Shunichi Tamari were newly elected and appointed as Corporate Auditors.
At the meeting of the Board of Directors held after the close of the 17th Ordinary General Meeting of Shareholders, Ryuji Yamada was elected and appointed as President and Chief Executive Officer, and Kiyoyuki Tsujimura, Masatoshi Suzuki and Hiroshi Matsui were elected and appointed as Senior Executive Vice Presidents.
Also, at the meeting of the Board of Corporate Auditors held after the close of the 17th Ordinary General Meeting of Shareholders, Kenichi Aoki and Shunichi Tamari were elected and appointed as full-time Corporate Auditors.
Re: Payment of Dividends for the 17th Fiscal Year
1.
Shareholders who have requested dividend payment via bank transfer: Please confirm that the documents titled “Dividend statement for the 17th Fiscal Year” and “Confirmation of bank account to wire transfer dividends” are enclosed herewith.

2.
Shareholders who have requested other methods of payment: “Dividend receipt for the 17th Fiscal Year” is enclosed herewith. Please bring the payment notice to a Japan Post Bank or a post office in a timely manner to receive your dividends.

To ensure safe and secure payment of dividends, the Company recommends that shareholders designate a bank account to which dividends will be paid by wire transfer. Please complete the necessary procedures by filling in the form titled “Designated bank account to wire transfer dividends” enclosed herewith.